# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DULUTH HOLDINGS INC., CIK 0001649744
CUSIP: 26443V101
Title of class of securities: Class B Common Stock, no par value per share
Address of issuer's principal executive offices: 201 EAST FRONT STREET, 201 EAST FRONT STREET, MOUNT HOREB, Wisconsin (WI), 53572
Date of event which requires filing of this statement: 03/23/2026
Amends the filing with accession number 0000892712-25-000050
Filed by CIK 0001649740
Persons authorized to receive notices and communications: Dennis F. Connolly, Godfrey & Kahn, S.C., 833 E. Michigan Street, Suite 1800, Milwaukee, Wisconsin (WI), 53202, 414-273-3500

## Reporting persons
- PUGLIESE STEPHANIE L. (CIK 0001649740): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,477,160; shared voting power 0; sole dispositive power 543,980; shared dispositive power 0; aggregate amount beneficially owned 2,477,160 (7.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, no par value per share
Name of issuer: DULUTH HOLDINGS INC.
Address of issuer's principal executive offices: 201 EAST FRONT STREET, 201 EAST FRONT STREET, MOUNT HOREB, Wisconsin (WI), 53572
Comment:
This Amendment No. 2 to Schedule 13D amends and supplements the initial Statement on Schedule 13D originally filed on April 7, 2025, as amended on May 7, 2025 (the "Original Schedule 13D") relating to the shares of Class B common stock, no par value per share ("Common Stock"), of Duluth Holdings Inc., a Wisconsin corporation (the "Issuer").

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 2 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D. All disclosure for items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment No. 2 to Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of March 23, 2026, Ms. Pugliese holds an aggregate of 2,477,160 shares of Common Stock, including 730,159 shares of Common Stock granted by the Issuer to Ms. Pugliese on March 23, 2026 in accordance with the terms of the First Amendment to Employment Agreement, effective March 9, 2026, between the Issuer and Ms. Pugliese (the "First Amendment"), which amended the original employment agreement between the Issuer and Ms. Pugliese, effective May 5, 2025 (the "Original Agreement," and collectively with the First Amendment, the "Employment Agreement") and the Restricted Stock Agreement, effective March 23, 2026, between the Issuer and Ms. Pugliese (the "Restricted Stock Agreement").

## Item 4. Purpose of Transaction
Purpose of transaction: The Issuer granted to Ms. Pugliese an aggregate of 730,159 shares of Common Stock in connection with her employment as President and Chief Executive Officer of the Issuer in accordance with the terms of the Employment Agreement and the Restricted Stock Agreement. Ms. Pugliese also serves as a member of the Board of Directors (the "Board") of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of March 23, 2026, Ms. Pugliese holds 2,477,160 shares of Common Stock, which represents 7.3% of the shares of Common Stock issued and outstanding. Pursuant to the Employment Agreement, Ms. Pugliese is eligible to receive an annual grant of equity compensation to be based on annual results of her performance review and certain performance metrics as determined by the Board and/or the Compensation Committee of the Board (the "Compensation Committee"), as applicable. For fiscal 2026, and in accordance with the terms of the Employment Agreement, Ms. Pugliese received an equity grant of 730,159 shares of Common Stock, which will vest ratably on the first, second and third anniversaries of the grant date subject to Ms. Pugliese's continuous employment through the respective vesting dates and subject to such other terms and conditions as set forth in the Restricted Stock Agreement.

The calculation of 7.3% in this Item 5 and Item 13 of the cover page is based on 34,129,143 shares of Common Stock of the Issuer, which includes: (i) 33,398,984 shares of Common Stock, outstanding as of March 19, 2026 as disclosed in the Issuer's Annual Report on Form 10-K, filed by the Issuer on March 20, 2026, and (ii) 730,159 shares of Common Stock, which the Issuer issued to Ms. Pugliese in connection with the terms of the Employment Agreement.
Number of shares as to which each person has sole or shared power to vote or dispose: Ms. Pugliese has sole voting power over 2,477,160 shares of Common Stock and sole dispositive power 543,980 shares of Common Stock.
Transactions in the class effected during the past sixty days: Other than the transaction described above with respect to the grant of 730,159 shares of Common Stock by the Issuer to Ms. Pugliese, no other transactions regarding the Issuer's Common Stock were effected by Ms. Pugliese during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than Ms. Pugliese has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of the shares of, Common Stock owned by Ms. Pugliese.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Issuer granted 730,159 shares of Common Stock to Ms. Pugliese in accordance with the terms of the Employment Agreement and the Restricted Stock Agreement. Future annual grants of equity compensation will be made pursuant to the Issuer's 2024 Equity Incentive Plan, or successor plan, and will be subject to the terms of award agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A Employment Agreement between Stephanie L. Pugliese and Duluth Holdings Inc., effective as of May 5, 2025, incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on April 2, 2025.
https://www.sec.gov/Archives/edgar/data/1649744/000119312525071322/d936221dex101.htm

B Inducement Stock Award Agreement, dated May 5, 2025, by and between Ms. Pugliese and the Issuer, incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on May 5, 2025.

https://www.sec.gov/Archives/edgar/data/1649744/000119312525112846/d944338dex101.htm

C Inducement Restricted Stock Award Agreement, dated May 5, 2025, by and between Ms. Pugliese and the Issuer, incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on May 5, 2025.

https://www.sec.gov/Archives/edgar/data/1649744/000119312525112846/d944338dex102.htm

D First Amendment to Employment Agreement, effective March 9, 2026, by and between Ms. Pugliese and the Issuer, incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated March 9, 2026.

https://www.sec.gov/Archives/edgar/data/1649744/000119312526105103/d119145dex101.htm

E Restricted Stock Agreement, effective March 23, 2026, by and between Ms. Pugliese and the Issuer.

F Power of Attorney, incorporated by reference to Exhibit D to Amendment No. 1 of the Schedule 13D/A filed by Stephanie L. Pugliese on May 7, 2025.

https://www.sec.gov/Archives/edgar/data/1649740/000089271225000063/poa.pdf

## Signatures
- PUGLIESE STEPHANIE L.: /s/ Dennis F. Connolly, Dennis F. Connolly, Attorney in Fact for Stephanie L. Pugliese (Pursuant to Power of Attorney) (03/25/2026)